dELiA*s

August 6, 2003

Dear dELiA*s Stockholders:

      I am pleased to inform you that dELiA*s Corp. (“dELiA*s”) has entered into an Acquisition Agreement with Alloy, Inc. (“Alloy”) and Dodger Acquisition Corp. (“Dodger”), a wholly owned subsidiary of Alloy. Pursuant to this agreement, Dodger has commenced a tender offer to purchase all shares of dELiA*s Class A common stock for $0.928 per share in cash, net to the stockholder. Accompanying this letter is a copy of dELiA*s’ Solicitation/ Recommendation Statement on Schedule 14D-9, Dodger’s Offer to Purchase, which sets forth the terms and conditions of the tender offer, and a Letter of Transmittal containing instructions as to how to tender your shares into the tender offer. We urge you to read the enclosed materials carefully. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Wednesday, September 3, 2003.

      If successful, the tender offer will be followed by the merger of Dodger into dELiA*s. In this merger, all non-tendered shares of Class A common stock will be converted into the right to receive the same cash payment as in the tender offer, that is $0.928 per share in cash, without interest.

      YOUR BOARD OF DIRECTORS HAS APPROVED THE TENDER OFFER AND THE MERGER, DETERMINED THAT THE TENDER OFFER AND THE MERGER ARE ADVISABLE AND FAIR TO, AND IN THE BEST INTERESTS OF, DELIA*S’ STOCKHOLDERS AND RECOMMENDS THAT THE STOCKHOLDERS ACCEPT THE TENDER OFFER AND TENDER THEIR SHARES PURSUANT TO THE TENDER OFFER AND APPROVE THE ACQUISITION AGREEMENT.

      In arriving at its recommendations, dELiA*s’ board of directors gave careful consideration to a number of factors as described in the enclosed Schedule 14D-9 that dELiA*s has filed with the Securities and Exchange Commission. These factors include the opinion of Peter J. Solomon Company, L.P. (“PJSC”), the financial advisor retained by the board of directors of dELiA*s, to the effect that the proposed cash consideration to be received by the stockholders in the tender offer and the merger is fair, from a financial point of view, to such stockholders. The full text of the PJSC opinion is attached as Annex A to the Schedule 14D-9.

      In a separate arrangement, I have agreed, along with another dELiA*s’ director, to tender our shares into the tender offer and to vote our shares in favor of the merger. We beneficially own shares currently representing approximately 35% of dELiA*s’ outstanding shares.

      The management and directors of dELiA*s thank you for the support you have given dELiA*s and encourage you to tender your shares in the manner described in the materials accompanying this letter.

Sincerely,

Stephen I. Kahn
Chairman of the Board
and Chief Executive Officer